



VF 3-25-05

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SECURITIES AND EXCHANGE COMMISSION

05040331

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Partners Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue - 27th Floor
(No. and Street)

New York (City) NY (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Frawley 212 - 649 - 0000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dalessio, Cascio & Company, LLC
(Name – if individual, state last, first, middle name)

14 Penn Plaza - Suite 2004 (Address) New York (City) NY (State) 10122 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

VF 3-25-05

OATH OR AFFIRMATION

I, James Frawley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Partners Group, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

LaShawn E. Simmons
Notary Public
LA SHAWN SIMMONS
Notary Public District of Columbia
My Commission Expires June 14, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY PARTNERS GROUP, LLC

Index to Financial Statement

DALESSIO, CASCIO & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA, SUITE 2004
NEW YORK, N.Y. 10122
(212) 244-1270
FAX: (212) 244-1743

Independent Auditor's Report

To the Member of
Legacy Partners Group, LLC:

We have audited the accompanying statement of financial condition of Legacy Partners Group, LLC as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Legacy Partners Group, LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.



DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants

February 22, 2005
New York, New York

LEGACY PARTNERS GROUP, LLC

Statement of Financial Condition

December 31, 2004

ASSETS

Cash and cash equivalents	$	3,965,263
Marketable equity securities restricted from sale		1,146,960
Accounts receivable, net		301,826
Prepaid expenses		12,016
Property and equipment, net		304,836
Other assets		69,309
Goodwill		1,432,774
TOTAL ASSETS	$	7,232,984

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	141,793
Accrued compensation & benefits		2,287,104
Due to affiliate		208,070
Other accrued liabilities		109,188
TOTAL LIABILITIES		2,746,155
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		4,486,829
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,232,984

See Accompanying Notes to Statement of Financial Condition.

LEGACY PARTNERS GROUP, LLC

Notes to Statement of Financial Condition

1. ORGANIZATION AND BUSINESS

Legacy Partners Group, LLC (the "Company" or "Legacy") a Delaware limited liability company, was formed on February 20, 2003 ("Inception"). The Company is operated under an amended and restated limited liability company agreement (the "LLC Agreement"), dated May 26, 2004 and will continue in existence until terminated pursuant to the LLC agreement. Pursuant to the LLC Agreement, Legacy is managed by a committee (the "Management Committee") consisting of managing directors of the Company. The Company is a broker/dealer engaged in financial advisory services in connection with mergers, acquisitions, financings, and other corporate transactions and other services as may be permitted and deemed appropriate by the Management Committee. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc ("NASD").

In January 2004, the Company's members 1959 Legacy Partners, LP ("1959 Legacy LP") and 1959 Legacy Partners, Inc. ("1959 Inc."), entered into an agreement with Allied Capital Corporation ("Allied Capital"), which provided for the sale of 100% of the membership interests in the Company to Allied Capital. The sale was completed at the close of business on May 26, 2004, upon approval from the NASD of the change in the Company's registration as a broker-dealer. Accordingly, as of May 27, 2004 the Company's sole member is Legacy Partners Group, Inc. ("Legacy Inc."), an affiliate of Allied Capital. Allied Capital's purchase price at the closing on May 26, 2004 consisted of $600,000 of cash and certain shares of Allied Capital stock placed in escrow, subject to the resolution of certain contingencies (the "Contingent Shares"). Upon resolution of the contingencies, the Company will increase goodwill and member's equity for the value of the Contingent Shares.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from SEC Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include the fair value of the Company for the purpose of evaluating the realizability of long-lived assets, assessing the collectibility of accounts receivable, useful lives and impairment of property and equipment. Actual results could differ from those estimates, and the differences could be material.

LEGACY PARTNERS GROUP, LLC

Notes to Statement of Financial Condition

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Fair Value of Financial Instruments

The fair value of financial instruments, including cash, marketable equity securities restricted from sale, accounts receivable, prepaid expenses, accounts payable and accrued liabilities approximates their carrying value because of the short-term nature of these instruments.

Cash and Cash Equivalents

Included in cash and cash equivalents at December 31, 2004 are deposits with financial institutions as well as short-term money market instruments with maturities of three months or less when purchased.

Restricted Investments

Marketable equity securities restricted from sale consists of investments acquired, which have been designated for a specific purpose (see Note 6), with maturities exceeding three months but less than three years. Consistent with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company classifies all debt securities and all investments in equity securities that have readily determinable fair values as available-for-sale. Such securities are reported at fair value, with unrealized gains or losses excluded from earnings and included in comprehensive income. For the period from May 27, 2004 through December 31, 2004, $81,951 relating to unrealized gains on investments was recorded as unrealized gain on marketable equity securities in comprehensive income.

Allowance for Doubtful Accounts

The Company performs periodic credit evaluations of its customer's financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. To date such losses have been within management's expectations. As of December 31, 2004, the allowance for doubtful accounts was $10,276.

Property and Equipment, net

Property and equipment is stated at cost, less accumulated depreciation and amortization. Furniture and fixtures, computer hardware and software and office equipment are depreciation over their estimated useful lives ranging from three to five years using the straight-line method. Leasehold improvements are amortized over the lesser of the

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

remaining life of the lease or their estimated useful lives. Repair and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", management periodically reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If factors indicate that an asset should be evaluated for possible impairment, management assesses the likelihood of recovering the cost of long-lived assets based on its expectations of future profitability and undiscounted cash flows. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of property, equipment and other long-lived assets.

Push-down Accounting

As described in Note 1, an affiliate of Allied Capital acquired 100% of the membership interest of the Company, resulting in a change of control as of May 26, 2004. As a result, the fair value of the Company's assets and liabilities were estimated by management in order to assist in the determination of the purchase price allocations relating to the fair market value of the assets and liabilities acquired by Allied Capital. Emerging Issues Task Force ("EITF") Topic D-97, "Push-Down Accounting", requires that the Company's financial statements reflect this change in ownership. Effectively, the aggregate excess of purchase price over net assets acquired by the affiliate of Allied Capital was pushed down to the Company as of May 27, 2004. Accordingly, the Company recorded goodwill of $1,432,774, the difference between the purchase price and the fair value of identifiable net assets acquired, as an addition to member's equity and applied the respective fair value of the change in ownership in accordance with SFAS No. 141 "Business Combinations".

Goodwill

Goodwill of $1,432,774 on the accompanying statement of financial condition at December 31, 2004 relates to the excess of the total consideration paid by Allied Capital to acquire the membership interest of the Company over the fair value of the net tangible and identifiable intangible assets acquired by Allied Capital on May 26, 2004. All of the goodwill is expected to be deductible for income tax purposes.

Goodwill is accounted for in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The provisions of SFAS No. 142 (i) prohibit the amortization of goodwill and indefinite-lived intangible assets; (ii) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

occur which would impact the carrying value of such assets); and (iii) require that the Company's operations be formally identified into reporting units for the purpose of assessing potential future impairments of goodwill. In December 2004, the Company performed its required annual fair value testing of its recorded goodwill for its single reporting unit using an enterprise value approach based on a multiple of revenues. As of December 31, 2004, the Company's estimate of the fair value of its single reporting unit indicated no impairment of goodwill.

Revenue Recognition

Advisory fees revenue includes retainer fees and transaction success fees. Retainer fees are recognized as advisory fee revenue over the period in which the related services are rendered. Transaction success fees are due and recognized as revenue pursuant to the terms of the engagement at the completion of a transaction. Revenues earned from the private placements of securities are recorded at the time each private placement is completed and the income is reasonably determinable, net of related expenses. If a service is rendered on a contingent fee basis, revenues are recognized upon satisfaction of the contingency.

The Company's clients reimburse certain expenses incurred by the Company in the conduct of advisory engagements. The Company reports reimbursable expenses as a component of revenues and expenses.

Deferred revenues represent fees received from clients prior to services being rendered.

Income Taxes

As the Company is a limited liability company, it is not directly subject to United States Federal and State income taxes; rather its income or loss is required to be included in the income tax returns of its member. However, the Company's member, subsequent to the May 26, 2004 sale, is a C corporation for tax purposes. Accordingly for the period from May 27, 2004 to December 31, 2004, the Company's income tax benefit reflects the estimated benefit its member will report as a C Corporation based on the taxable losses of the Company.

The Company accounts for income taxes under the asset and liability method. The provision for income taxes includes deferred income taxes resulting from items reported in different periods for income tax and financial statement purposes. Deferred income tax assets and liabilities represent the expected future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Items giving rise to temporary differences include accrued compensation, depreciation and goodwill amortization. The effects of changes in tax rates on deferred income tax assets and liabilities are recognized in the period that includes the enactment date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

The operating results of the Company will be included on the income tax return of the Company's member. Accordingly, income taxes payable, if any, will not be paid directly by the Company; however, it will be included along with the results of the member itself in determining the income tax liability, if any, of the Company's member.

New Accounting Pronouncements

The Company does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

3. PROPERTY AND EQUIPMENT, net

At December 31, 2004, property and equipment consists of the following:

Computer hardware and software	$	252,365
Furniture and fixtures		128,762
Office equipment		40,000
		421,127
Less accumulated depreciation and amortization		(116,291)
	$	304,836

4. OPERATING LEASE TERMINATION

In June 2004, the Company entered into a sublease agreement with Allied Capital for office space. As a result the Company vacated its pre-existing office space in June 2004, prior to the expiration of the lease in February 2005. In accordance with SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" the Company measured and recognized a liability of $105,442 in June 2004 for the fair value of the remaining rental payments due, net of sublease payments expected, which is included in office lease termination on the accompanying statement of operation for the period from May 27, 2004 through December 31, 2004. In addition the Company recognized a loss of $29,195 related to the write off of leasehold improvements, furniture and equipment in the pre-existing office space.

5. MEMBERS' EQUITY

Through May 26, 2004, the Company was owned by 1959 Legacy LP and 1959 Inc. During the period from January 1, 2004 through May 26, 2004 an aggregate of $1,335,000 in cash was distributed by the Company to its members.

On May 26, 2004, Legacy Inc., an affiliate of Allied Capital (Note 1), purchased 100% of the membership interests in the Company from 1959 Inc. and 1959 Legacy LP. From May 27, 2004 through December 31, 2004 an aggregate of $7,500,000 in cash was contributed to the Company by its' member.

6. EMPLOYEE RETENTION PROGRAM

During 2004 the Company established an employee retention program (the "Program"). Under the Program, eligible employees are granted shares of Allied Capital common stock that have been purchased and held by the Company, which have been designated as marketable equity securities restricted from sale on the accompanying statement of financial position. Eligible employees generally vest in their respective grant of Allied Capital shares over a three-year period, provided they remain employed with the Company. Dividends received by the Company from the investment in Allied Capital shares are paid to the employees after appropriate withholding for income taxes. When vested, the Company will distribute the value of the underlying shares in cash or in kind to employees after appropriate withholdings for income taxes. The Company recognizes compensation cost over the vesting period of each grant. Measurement of compensation will occur at the date individual employees vest in the Allied Capital shares. Compensation is estimated at interim dates prior to measurement based on the fair value of the marketable equity securities at the reporting date.

7. RELATED PARTY TRANSACTIONS

Effective June 4, 2004 the Company entered into an agreement to sublease new office space from Allied Capital at a rate that approximates Allied Capital's cost for the office space. Rent expense associated with this sublease was $208,070 from June 4, 2004 to December 31, 2004. During 2004 the Company made no payments to Allied Capital for the sublease and accordingly, this amount is included in due to affiliate in the accompanying statement of financial condition at December 31, 2004.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company has two non-cancelable operating leases, one payable to a related party (Note 7) for its office space, which expire through September 2014. At December 31, 2004, the future minimum cash payments under such operating leases are as follows:

2005	$ 391,003
2006	363,618
2007	363,618
2008	363,618
2009	363,618
Thereafter	1,727,184
	$ 3,572,659

Other assets of $69,309 at December 31, 2004 on the accompanying statement of financial position relates entirely to a security deposit, in the form of a letter of credit, for the Company's office space.

Employment Agreements
The Company is committed under employment agreement with certain executives. The employment agreements have an initial term extending to December 31, 2006 and may extend automatically unless written notice is given by the Company. The agreements provide for an annual base salary, severance payments and the executives are eligible to receive any annual bonus and profit sharing based on a percentage of earnings, as defined, of the Company.

9. INCOME TAXES

The significant components of the Company's net deferred tax asset at December 31, 2004 are as follows:

Net operating loss carryforwards	$ 1,495,000
Accrued compensation	144,600
Other	21,700
Deferred tax asset	1,661,300
Goodwill amortization	(21,000)
Deferred tax liability	(21,000)
Net deferred tax asset	1,640,300
Less: valuation allowance	(1,640,300)
Net deferred tax asset	$ -

9. INCOME TAXES, (cont'd)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. At December 31, 2004, such net deferred tax assets are fully offset by a valuation allowance as it is more likely than not that the deferred tax asset will not be realized. Our member has net operating loss carryforwards of approximately $3.3 million, from the Company, available at December 31, 2004 to offset future years' federal taxable income, which expire through 2024, subject to certain limitations.

The Company's effective tax rate differs from the federal statutory rate primarily as a result of the valuation allowance.

10. CONCENTRATIONS

Major Customers
The Company had one client representing 91.4% of its accounts receivable at December 31, 2004.

Cash Concentrations
The Company maintains cash balances with a commercial bank. From time to time, the Company maintains cash balances in excess of Federally insured amounts. The Company performs periodic evaluations of the relative credit standing of this financial institution.

11. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain minimum net capital, as defined, of $5,000 or 12.5% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2004, the Company had net capital of $1,219,108, which was in excess of its statutory requirements by $875,839, and its ratio of aggregate indebtedness to net capital was 2.25 to 1. Commencing in June 2005, the Company will be required to maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater.

LEGACY PARTNERS GROUP, LLC

Supplemental Schedule – Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

NET CAPITAL:		
MEMBER'S EQUITY	$	4,486,829
NON-ALLOWABLE ASSETS:		
Marketable equity securities restricted from sale		1,146,960
Accounts receivable, net		301,826
Prepaid expenses		12,016
Property and equipment, net		304,836
Other assets		69,309
Goodwill		1,432,774
		3,267,721
Net capital before haircuts		1,219,108
Less: Haircuts on security positions		-
NET CAPITAL	$	1,219,108

COMPUTATION OF MINIMUM NET CAPITAL

MINIMUM NET CAPITAL, greater of one-eighth of aggregate indebtedness of $2,746,155 or $5,000	$	343,269
EXCESS NET CAPITAL	$	875,839
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	141,793
Accrued compensation & benefits		2,287,104
Due to affiliate		208,070
Other accrued expenses		109,188
	$	2,746,155
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.25: 1

Reconciliation of the amounts reported in this computation of net capital with Part IIA of the Company's unaudited December 31, 2004 FOCUS Form X-17A-5 filed on January 26, 2005:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	1,252,178
Additional lease expense excluded in the unaudited computation		(33,070)
Net capital per above	$	1,219,108

LEGACY PARTNERS GROUP, LLC

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule.